Exhibit 99.1

Ellomay Capital Ltd. Announces 2022 Annual General Meeting of Shareholders

Tel-Aviv, Israel, November 23, 2022 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced that it will hold its annual general meeting of shareholders (the “Meeting”) at the Company’s offices at 18 Rothschild Boulevard, 1st Floor, Tel Aviv 6688121, Israel, on Thursday, December 29, 2022, at 6:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

The agenda of the Meeting will be as follows:

1.	Reelection of Shlomo Nehama, Ran Fridrich, Anita Leviant and Ehud Gil as directors;

2.	Approval of purchase of directors and officers liability insurance policy;

3.	Approval of terms of employment of Mr. Asaf Nehama, the son of Mr. Shlomo Nehama, the Company’s Chairman of the Board and a controlling shareholder;

4.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2022 and until the next annual general meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services; and

5.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2021. This item does not require a shareholder vote.

Shareholders of record as of the close of business on November 28, 2022 will be entitled to vote at the Meeting or any adjournments or postponements thereof. The Company plans to mail a proxy statement that describes the proposals to be considered at the Meeting and a proxy card on or about November 30, 2022. A proxy statement and proxy card will also be furnished to the Securities and Exchange Commission on Form 6-K on or about November 23, 2022.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted, in person or by proxy or via the electronic system of the Israel Securities Authority, at the Meeting on the matter presented for passage. In addition, the approval of the proposals under Item 2 (as it relates to office holders who are deemed controlling shareholders or relatives of controlling shareholders) and Item 3 is also required to comply with additional special “disinterested” voting requirements as set forth in the proxy statement. Item 5 does not require a shareholder vote.

Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to the Company’s offices at the above address by December 19, 2022. Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov and on the websites of the Israel Securities Authority and Tel Aviv Stock Exchange at http://www.magna.isa.gov.il or http://maya.tase.co.il/, respectively. Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than November 30, 2022.

Shareholders may vote their ordinary shares by means of a deed of vote or proxy card, which are required to be received by the Company, along with the documentation set forth in the proxy statement, by 2:00 p.m., Israel time, on December 29, 2022 (four hours prior to the Meeting), to be counted for the Meeting, or through the electronic system of the Israel Securities Authority until six hours prior to the Meeting.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 35.9 MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the impact of the continued war between Russia and Ukraine, including its impact on electricity prices, availability of raw materials and disruptions in supply changes, the impact of the Covid-19 virus on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, changes in demand and technical and other disruptions in the operations or construction of the power plants owned by the Company in addition to other risks and uncertainties associated with the Company’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Rubenbach
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com